Exhibit 4.9

Framework Agreement on Repayment of Prepayment

Among

JingAo Solar Co., Ltd

JA Solar Holdings Co., Ltd

JA Solar Hong Kong Limited

And

M.Setek Co.,Ltd.

Hebei Ningjin Songgong Semiconductor Co., Ltd

Shanghai, China

March 8, 2012

This Framework Agreement on Repayment of Prepayment (this “Agreement”) was entered into in Shanghai on March 8, 2012 by and among:

JingAo Solar Co., Ltd (“JA Hebei”), a limited liability company incorporated under the laws of the People’s Republic of China, with its registered address at Jinglong Avenue, Ningjin County, Hebei Province, China;

JA Solar Holdings Co., Ltd (“JA Solar”), a company incorporated under the laws of Cayman Islands, with its registered address at Cricket Square, Hutchins Drive, PO Box 2681 GT, Geroge Town, Grand Cayman, British West Indies;

JA Solar Hong Kong Limited (“JA HK”), a company incorporated under the laws of Hong Kong, with its registered address at Unit 2209, 22/F, Wu Chung House, 213 Queen’s Road East, Wanchai, Hong Kong;

M.Setek Co.,Ltd. (“M.Setek”), a company incorporated under the laws of Japan, with its registered address at 6-16, Yanaka 3-Chome, Taito-Ku, Tokyo, Japan; and

Hebei Ningjin Songgong Semiconductor Co., Ltd (“Ningjin Songgong”), a limited liability company incorporated under the laws of China, with its registered address at High and New Technology Development Zone, Ningjin County, Hebei Province.

Whereas:

A.                JA Hebei and M.Setek entered into a Long-term Silicon Wafer Supply and Prepayment Agreement and its amendments (the “Supply Agreement”) on June 5, 2007 whereby JA Heibei has made a prepayment in the amount of US$100 million to M.Setek, of which *** was paid by JA Solar on behalf of JA Hebei.

B.                  The Supply Agreement has expired on December 31, 2011, while M.Setek has an unused prepayment in the amount of *** (the “Unused Prepayment”).

C.                  Ningjin Songgong is a Sino-foreign joint venture company jointly established by M.Setek and the Labor Union Committee of Hebei Ningjin Songgong Semiconductor Co., Ltd (Chinese shareholder), with M.Setek holding 65% equity interest in Ningjin Songgong. The Chinese shareholder has waived its right of first refusal with respect to M.Setek’s transfer of equity interest.

D.                 M.Setek has not repay the Unused Prepayment. The Parties wish to repay the Unused Prepayment with M.Setek’s dividends and equity interest in Ningjin Songgong and the continued supply in a manner to be agreed by and among the Parties according to the terms and conditions provided herein.

In consideration thereof and the terms, covenants, representations and warranties contained herein, the Parties hereby enter into the following agreement:

1.              Definition and Interpretation

1.1                       “Affiliate”: any company under direct or indirect control of, or under common control with a Party, or controlling such Party; “Control” shall mean having the power to elect or appoint a majority of Board directors or to direct the company’s management.

1.2                       “Agreement”: this agreement, including the exhibits as amended and supplemented pursuant to the terms hereof.

1.3                       “Government”: any government at home or abroad, whether it is a federal, provincial, state, regional, local, area, municipal government or with other political jurisdiction, and any agency or authority, body, court, adjudication office, board of directors, committee, bureau, arbitrator, arbitration tribunal or other adjudication body or any quasigovernment or other entities, as long as acting in legislative, judicial, governing, administrative, tax-levying capacity, or otherwise exercising governmental or government-related functions.

1.4                       “Laws”: the laws, administrative regulations and government documents of the People’s Republic of China.

1.5                       “Business”: the business scope mentioned in a Party’s business license or commercial registry certificate or other similar documents.

1.6                       “GAAP”: Generally Accepted Accounting Principles in China.

1.7                       “Independent Valuator”: the independent valuator determined pursuant to Article 3.2 to valuate the equity.

1.8                       “Then-Current Rate”: the exchange rate published by the People’s Bank of China on the actual occurrence day.

1.9                       “Taxes”: all the taxes and fees collected by any Government authority.

1.10                 Exhibits

After the execution of this Agreement and under the framework of its terms, the Parties will set out to draft and execute the following agreements, which, upon the execution, shall become an indispensable component of this Agreement:

(a)                                  Share Transfer Agreement on the transfer of 65% equity interest in Ningjin Songgong;

(b)                                 Agreement on Offsetting Prepayment with Supply of Solar Grade Polysilicon Products; and

(c)                                  Statement on Waiver of Right of First Refusal executed by Labor Union Committee of Hebei Ningjin Songgong Semiconductor Co., Ltd (Chinese shareholder of Ningjin Songgong)

2.              Parties

2.1                The Parties hereto are:

(a)                                  JingAo Solar Co., Ltd, a limited liability company incorporated under the laws of the People’s Republic of China, with its registered address at Jinglong Avenue, Ningjin County, Hebei Province, China;

Registry No: 130000400002040, Registered Capital: RMB 1 billion

Legal Representative: JIN Baofang, Nationality: Chinese

(b)                                 JA Solar Holdings Co., Ltd, a company incorporated under the laws of Cayman Islands, with its registered address at Cricket Square, Hutchins Drive, PO Box 2681 GT, Geroge Town, Grand Cayman, British West Indies;

Legal Representative: JIN Baofang, Nationality: Chinese

(c)                                  JA Solar Hong Kong Limited, a company incorporated under the laws of Hong Kong, with its registered address at Unit 2209, 22/F, Wu Chung

House, 213 Queen’s Road East, Wanchai, Hong Kong;

Company No.: 1193548

Authorized signatory: XIE Jian, Nationality: Chinese

(d)                                 M.Setek Co.,Ltd., a company incorporated under the laws of Japan, with its registered address at 14F Shinagawa EAST ONE TOWER, 2-16-1, Kounan, Minato-ku, Tokyo, Japan;

Company Incorporation No.: 0104-01-088716

Legal Representative: XIE Shngjie, Nationality: Taiwanese

(e)                                  Hebei Ningjin Songgong Semiconductor Co., Ltd, a limited liability company incorporated under the laws of China, with its registered address at High and New Technology Development Zone, Ningjin County, Hebei Province.

Registry No.: 130000400000492, Registered Capital: RMB 275 million

Legal Representative: SAITO Hiroyuki, Nationality: Japanese

3.              Repayment Plan of Unused Prepayment

The Parties hereto confirm that the Unused Prepayment in the amount of *** owed by M.Setek will be repaid to JA Hebei and JA Solar in the following manner:

3.1                Dividends (after tax)

Both Parties agree to hire ZhongXingCaiGuangHua CPA Office Co., Ltd, Xingtai Office to conduct a special audit on Ningjin Songgong’s undistributed profits as of January 31, 2012. M.Setek shall cause Ningjin Songgong’s board of directors or all its shareholders to distribute the undistributed profits according to the special audit report on undistributed profits. The dividends thus distributed to M.Setek shall be used to repay the Unused Prepayment to JA Hebei after deducting the taxes and fees according to relevant Chinese Laws.

3.2                Share Transfer

The Parties confirm and agree to hire a qualified professional valuator to evaluate the equity interest in Ningjin Songgong held by M.Setek. M.Setek will, according to the valuation results issued by the Independent Valuator, assign and transfer 65% equity interest in Ningjin Songgong held by it to JA HK (JA Hebei shall have the right to determine the assignee of the equity interest and may replace such assignee at any time before the execution of the share transfer agreement). The consideration for such transfer, which is the valuation price, shall offset part of the Unused Prepayment.

3.3                Compensation by Supply

If there is still an outstanding amount after the Unused Prepayment has been repaid in the manner mentioned in the above Article 3.1 and 3.2, M.Setek will continue to supply JA Hebei with solar grade polysilicon to offset such remaining amount of the Unused Prepayment. A separate Agreement on Offsetting Prepayment with Supply of Solar Grade Polysilicon will be executed between M.Setek and JA Hebei. JA Hebei shall continue to have right to require M.Setek to repay such remaining amount of the Unused Prepayment before execution of the Agreement on Offsetting Prepayment with Supply of Solar Grade Polysilicon.

3.4                Taxes and Fees

The Parties shall bear their own taxes and fees under the laws in China or outside China. The corresponding income tax to be borne by the Chinese shareholder of Ningjin Songgong in relation to the dividends distribution shall still be borne by the Chinese shareholder itself.

4.              Repayment Schedule of the Unused Prepayment

4.1                Subject to the approval of competent Chinese foreign exchange authority, within 30 days upon the execution of this Agreement, Ningjin Songgong shall complete the profit distribution and M.Setek shall pay to JA Hebei the full amount of the dividends (after tax) distributed to it. Both Parties agree to complete the relevant foreign exchange approval procedures required by Laws in good faith, including but not limited to profit remittance, prepayment write-off, etc. M.Setek further agrees to open a necessary foreign exchange supervisory account, at JA Hebi’s request and to the extent permissible by the then-current objective conditions, to make sure that dividends (after tax) distributed to it are fully and completely used to repay the Unused Prepayment.

4.2                Within 15 days upon the execution of this Agreement, M.Setek and JA Hebei shall jointly authorize the Independent Valuator to assess the value (net asset value) of the equity interest in Ningjin Songgong held by M.Setek, and shall sign an entrusted valuation agreement with the Independent Valuator, which shall issue a valuation report within 30 days upon the execution of this Agreement. If an dispute occurs between M.Setek and JA Hebei with regard to the valuation results, then the Parties shall, at one Party’s request, entrust another Independent Valuator to assess the equity in Ningjin Songgong (net asset value) held by M.Setek. The second valuation report, which shall be issued within 20 days upon the date of entrustment, shall be binding upon both Parties.

4.3                Within 7 days upon the issuance of the valuation report, M.Setek and JA HK shall execute the Share Transfer Agreement on transfer of 65% equity interest in Ningjin Songgong, and shall complete the approval and registration at authorities of commerce and administration for industry and commerce within 60 days upon execution of the abovementioned share transfer agreement.

4.4                Within 15 days upon the issuance of the valuation report, if there is still a remaining amount of the Unused Prepayment, M.Setek and JA Hebei will sign a separate Agreement on Offsetting Preayment with Supply of Solar Grade Polysilicon.

4.5                Notwithstanding the above provisions, if any delay is caused due to such factors as Chinese restrictive approval procedures regarding foreign investments, or the approval procedures and policies of business concentration declaration, the time period mentioned above will be extended automatically in order to obtain the Government consents or approvals necessary hereunder as required by the Laws. The delay period shall expire on the 10th working day after the required Government consents or approvals are obtained.

5.              Representations and Warranties

5.1                For the benefits of the other Parties, each Party represents and warrants that:

(a)                                  it is a company duly incorporated and organized and existing under the laws of its respective jurisdiction;

(b)                                 it has necessary legal capacity to execute this Agreement, exercise its rights and perform its obligations hereunder; it has taken all necessary corporate actions or other actions to authorize the performance of this Agreement and the duties hereunder (if relevant), and such actions remain valid; when the other Parties are performing this Agreement, this Agreement shall be legitimate, effective, binding and enforceable against the terms hereof.

(c)                                  its execution, delivery and performance of this Agreement and the completion of the contemplation herein will not (i) violate its organizational documents, (ii) violate any Laws applicable to the provisions hereunder, or (iii) require the adoption of any person’s consents or other major acts, constitute a default or cause the termination, cancellation or accelerated performance of any Party’s rights and obligations as required by any agreement or any terms of other documents between the Parties.

5.2                For JA Hebei’s benefits, M.Setek represents and warrants that:

(a)                                  M.Setek legally and beneficially owns 65% equity interest in Ningjin Songgong and all its corresponding rights and interests associated therewith. Such rights and interests are all transferable without any encumbrances.

5.3               For JA Hebei’s benefits, Ningjin Songgong represents and warrants that:

(a)                                  within the term of this Agreement, it shall continue to carry out its normal day-to-day business, and no shutdown, closure, change of business scope or inappropriate external guarantee or loans shall be allowed;

(b)                                 in order to achieve the purpose of this Agreement as soon as possible, it will actively communicate with the Government authorities to obtain the required Government confirmation or approvals.

(c)                                  after execution of this Agreement, Ningjin Songgong shall inform JA Hebei any and all of its normal business on a real-time basis; it shall not carry out any commercial activities that will cause the reduction of and damage to its assets.

(d)                                 all the materials provided to third party professional intermediaries for the purpose of dividends distribution audit and share transfer valuation shall be true, legitimate and valid.

(e)                                  its financial statements are all formulated in compliance with the requirements of GAAP and based on the principles consistent with those used in the previous fiscal period, and fairly reflect in all material aspects its assets and liabilities (whether accrued liabilities, absolute or contingent liabilities or otherwise in existence) at the end of the fiscal period specified in the financial statements; as required by GAAP, the financial statements shall normally include any changes in Ningjin Songgong’s results and financial situation during the just-closed fiscal period.

5.4                For M.Setek’s benefits, JA Hebei represents and warrants that:

(a)                                  in order to achieve the purpose of this Agreement as soon as possible, it will actively communicate with the Government authorities to obtain the required Government confirmation or approvals;

(b)                                 The materials provided or the facts disclosed to the other Parties or a third party shall all be true, legitimate and valid.

6.              Liability for Breach of Contract and Termination

6.1                Any Party hereunder shall indemnify and make sure to protect any other Party from any and all the losses directly or indirectly arising from the following facts:

(a)                                  The representations and warranties made by such Party hereunder are untrue;

(b)                                 Such Party violates or defaults on any agreement, term or covenant made hereunder or that should be complied with or performed, or any other agreement or document delivered as required by this Agreement.

6.2                Should the circumstances mentioned in Article 6.1 occur to any Party hereto, the Party thus suffering losses may serve a written notice to the defaulting Party, specifying the nature and scope of such default and requiring the defaulting Party to compensate for any direct and foreseeable losses arising from such default.

6.3                This Agreement may be terminated under any of the following circumstances:

(a)                                  All Parties agree to terminate this Agreement;

(b)                                 his Agreement will be automatically terminated if any Party dissolves, liquidates, terminates, is filed for bankruptcy or subject to similar legal proceedings;

(c)                                  if any of the circumstances mentioned in Article 6.1 occurs to any Party, if one Party deems it to be material, such Party may terminate this Agreement with a 30-day prior written notice to the other Parties;

6.4                In the event that this Agreement is terminated or expires in advance for any reason whatsoever, or the exhibits mentioned under Article 1.10 fail to be executed in the time period stipulated under Article 4 hereof, this Agreement shall be deemed null and void ab initio (without prejudice to the validity of the agreements already executed or the part already performed under Article 1.10 (a) and/or (b); in this case, the Unused Prepayment shall be adjusted correspondingly according to the actual performance under relevant agreements), and the provisions of the Supply Agreement shall resume to be performed whereby the Parties shall continue to exercise their rights and perform their duties pursuant to the Supply Agreement.

7.              Miscellaneous

7.1                Notices

All the notices, requests or other communications of any Party hereto shall be made in written form (including facsimile delivery, followed by a mail re-sent via personal delivery, express delivery or registered mail, etc) and sent to:

If sent to JA Hebei, JA Solar or JA HK:

JingAo Solar Co., Ltd

Address: 36 Jiang Chang San Rd, Zhabei District, Shanghai

Post code: 200436

To: Ms YAO Ziran

Fax: 86 21 60955727

If sent to M.Setek:

M.Setek Co.,Ltd.

Address: 14F Shinagawa EAST ONE TOWER, 2-16-1, Kounan, Minato-ku, Tokyo, Japan

Post code: 108-0075

To: Mr. XIE Shengjie

Fax: 03-3473-8803

If sent to Ningjin Songgong:

Address: No.279, Jinglong Avenue, High and New Technology Development Zone, Ningjin County, Hebei Province

Post code: 055550

To: Mr. SONG Hengmao

Fax: 86 0319 5805524

or any other address or fax number designated by a Party in the above manner from time to time. If received by 5 pm of a working day at the recipient location, then all such notices, requests or other communications shall be deemed received by the recipient on the very date of receipt at the recipient address. The notices, requests or other communications otherwise received shall not be deemed received until the next following working day at the recipient address.

7.2                Expenditures

Except otherwise stipulated herein, each Party shall pay its own fees, costs and expenditures in connection with the negotiations of this Agreement and other agreements hereunder, the performance of the duties under this Agreement and other agreements hereunder, and the completion of the transactions contemplated under this Agreement and other agreements hereunder (including but not limited to the fees, costs and expenditures for legal counsels, accountants, valuators or other representatives and consultants as well as the fees, costs and expenditures for valuation). In principle, M.Setek, JA Hebei and Ningjin Songgong will each bear one-third of the service fees payable to attorneys, valuation bodies and other intermediaries for the repayment of the Unused Prepayment, and Ningjin Songgong will first pay the abovementioned relevant costs in advance and get repaid later.

7.3                Announcements

Except required by the Laws or Government authority (in this case, the other Parties shall be informed 15 days before the announcement), each Party or its respective employees, agents or representatives shall not announce or disclose to the public the existence of this Agreement or the transaction hereunder, unless approved by the Parties in advance.

7.4                Applicability

The terms of this Agreement shall be binding on and for the benefits of the Parties hereto and their respective inheritors, officers, successors and permitted assigns.

7.5                Assignment

No Party shall assign its interests or obligations hereunder without the written consent of the other Parties.

7.6                Applicable Laws and Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the People’s Republic of China. All disputes and claims arising from or in connection with this Agreement shall be submitted to China International Economic and Trade Arbitration Commission Shanghai Sub-commission for arbitration in accordance with its arbitration rules then in force at the time of application for arbitration.

7.7                Entire Agreement

This Agreement and the documents referred hereto include the entire agreement by and among the Parties hereto and supersede any of their prior verbal or written agreements or statements. In case of any conflicts between this Agreement and the exhibit agreements, the latter shall prevail.

7.8                Amendment

Any amendment, modifications or changes to this Agreement shall be made in writing and duly executed by the Parties hereto for confirmation.

7.9                Counterparts

This Agreement is made in quintuplicate, which will come into effect upon signed and stamped by the Parties (official seal to be affixed for domestic entities, and authorized representative to sign for overseas entities), each Party holding one original.

[no body text below]

In witness hereof, this Agreement has been executed by the Parties in Shanghai on the date first specified herein.

JingAo Solar Co., Ltd (official seal)

Signatory:	/s/ Peng Fang

M.Setek Co., Ltd. (stamp)

Signatory:	/s/ Shengjie Xie

JA Solar Holdings Co.,Ltd. (official seal)

Signatory:	/s/ Peng Fang

Hebei Ningjin Songgong Semiconductor Co., Ltd. (official seal)

Signatory:	/s/ Authorised Signatory of Hebei Ningjin Songgong Semiconductor Co., Ltd.

JA Solar Hong Kong Limited (official seal)

Signatory:	/s/ Peng Fang